November 13, 2009

VIA EDGAR CORRESPONDENCE

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	Solo Cup Company
Form 10-K for the Fiscal Year Ended December 28, 2008
Filed March 16, 2009
File #333-116843

Dear Mr. Cash:

This will acknowledge receipt of your letter dated November 3, 2009. Following is Solo Cup Company’s (the “Company”) response to your additional comments on our Form 10-K for the fiscal year ended December 28, 2008 (“2008 Form 10-K”), Commission File No. 333-116843.

For convenience, the comments in your letter of November 3, 2009 are in italics and our response follows each comment.

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

November 13, 2009

Form 10-K for the fiscal year ended December 28, 2008

Note 2. Summary of Significant Accounting Policies, page 34

(l) Impairment of Long-lived Assets, page 36

1.	We note your response to our prior comment three that you performed an impairment analysis in the third quarter of 2009. If you have determined that the estimated fair value of your long-lived assets is not substantially in excess of their carrying value, please provide the following disclosures in future filings:

•	The percentage by which fair value exceeds carrying value as of the most recent impairment test.

•	A discussion of the uncertainties associated with each key assumption.

•	A discussion of any other potential events and/or circumstances that could have a negative effect on estimated fair value.

Alternatively, if you have determined that the estimated fair values of these assets substantially exceed their carrying values, please disclose this determination.

Company response:

For the third quarter of 2009, an impairment analysis relating to long-lived assets was performed in conjunction with our interim goodwill impairment test for our Europe reporting unit. An impairment loss would be recognized if the carrying amount of these long-lived assets was not recoverable and the carrying amount exceeded their estimated fair value. We first tested these long-lived assets for recoverability by comparing their carrying value to the undiscounted future cash flows expected to result from the use and eventual disposition of these assets. These undiscounted cash flows substantially exceeded their carrying value; therefore, we concluded that the assets were not impaired.

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

November 13, 2009

Note 23. Guarantors, page 65

2.	We note your statement in your response to our prior comment four that the error in your guarantor footnote is entirely related to the amounts reflected as the Guarantor’s investment in the net assets and earnings of the Non-Guarantor subsidiaries. Please clarify for us if these amounts are included in the financial information of the Guarantors. In addition, please provide us with a schedule showing how your financial statement footnote would have been presented for the year ended December 28, 2008 had the amounts been appropriately stated.

Company response:

In the guarantor footnote included in previous filings, the Company had not reflected investments in its subsidiaries, all of which are 100% owned, within the guarantor footnote using the equity method of accounting. In future filings, beginning with its Form 10-Q for the quarter ended September 27, 2009, the Company presented these investments in its 100% owned subsidiaries within the guarantor footnote using the equity method of accounting in its current and prior period condensed consolidating financial statements. In applying the equity method of accounting for the Guarantors’ investments in Non-Guarantor subsidiaries, our new presentation (included below) reflects eliminations of intercompany transactions, such as intercompany profit not yet realized through the sale to an external party, within the Guarantors column instead of the Eliminations column.

To further clarify, the condensed consolidating balance sheet for the Guarantors had only included the Guarantors’ investments in Non-Guarantor subsidiaries at their original cost basis. This cost basis was not adjusted to reflect the cumulative earnings or losses of the 100% owned Non-Guarantor subsidiaries. Except for the Guarantors’ investment in Non-Guarantor subsidiaries (at original cost), there were no assets or liabilities of the Non-Guarantors reflected in the Guarantors column. In other words, the Non-Guarantors’ assets and liabilities were only included in the Non-Guarantors column. Similarly, in the consolidating Statements of Operations, the Guarantors column only reflected the results of operations for the Guarantors and did not include any earnings or losses of the 100% owned Non-Guarantor subsidiaries. In other words, the Non-Guarantors’ results of operations were only included in the Non-Guarantors column.

Following are the financial statements for the guarantor footnote that would have been presented in the Company’s Form 10-K for the year ended December 28, 2008 had the amounts been appropriately stated, including the condensed consolidating balance sheets as of December 28, 2008 and December 30, 2007 and the consolidating statements of operations for the fiscal years ended December 28, 2008, December 30, 2007 and December 31, 2006. This error did not impact the condensed consolidating statements of cash flows for any period.

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

November 13, 2009

Condensed Consolidated Balance Sheet

December 28, 2008

(In thousands)

	Solo Delaware	Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$40,310	$1,028	$16,166	$—	$57,504
Cash in escrow	—	50	—	—	50
Accounts receivable:
Trade	—	104,876	16,126	—	121,002
Other	—	137,044	247	(134,252)	3,039
Inventories	—	264,133	20,911	(1,783)	283,261
Deferred income taxes	—	21,647	235	—	21,882
Prepaid expenses and other current assets	—	35,170	3,702	—	38,872

Total current assets	40,310	563,948	57,387	(136,035)	525,610
Property, plant and equipment, net	—	479,697	31,432	—	511,129
Goodwill	—	15,459	—	—	15,459
Investment in subsidiaries	42,537	62,300	—	(104,837)	—
Other assets	12,210	6,582	2,805	—	21,597

Total assets	$95,057	$1,127,986	$91,624	$(240,872)	$1,073,795

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	$40,508	$151,335	$17,168	$(134,252)	$74,759
Accrued expenses and other current liabilities	12,673	86,278	5,442	—	104,393

Total current liabilities	53,181	237,613	22,610	(134,252)	179,152
Long-term debt, net of current maturities	—	716,475	347	—	716,822
Deferred income taxes	—	28,559	2,291	—	30,850
Other liabilities	10,584	102,802	2,293	—	115,679

Total liabilities	63,765	1,085,449	27,541	(134,252)	1,042,503
Total shareholder’s equity	31,292	42,537	64,083	(106,620)	31,292

Total liabilities and shareholder’s equity	$95,057	$1,127,986	$91,624	$(240,872)	$1,073,795

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

November 13, 2009

Condensed Consolidated Balance Sheet

December 30, 2007

(In thousands)

	Solo Delaware	Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$10,464	$4,881	$18,238	$—	$33,583
Accounts receivable:
Trade	—	147,690	17,447	—	165,137
Other	89,968	68,540	505	(149,190)	9,823
Inventories	—	280,301	22,435	(1,699)	301,037
Deferred income taxes	—	40,470	1,152	—	41,622
Prepaid expenses and other current assets	17	58,336	3,577	—	61,930

Total current assets	100,449	600,218	63,354	(150,889)	613,132
Property, plant and equipment, net	—	500,515	39,334	—	539,849
Goodwill and intangible assets, net	—	23,162	—	—	23,162
Investment in subsidiaries	109,158	68,202	—	(177,360)	—
Other assets	16,658	7,749	2,625	—	27,032

Total assets	$226,265	$1,199,846	$105,313	$(328,249)	$1,203,175

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	$117,155	$101,511	$17,085	$(149,189)	$86,562
Accrued expenses and other current liabilities	13,513	105,921	10,308	—	129,742

Total current liabilities	130,668	207,432	27,393	(149,189)	216,304
Long-term debt, net of current maturities	—	754,285	1,912	—	756,197
Deferred income taxes	—	50,711	3,697	—	54,408
Other liabilities	7,070	78,260	2,409	—	87,739

Total liabilities	137,738	1,090,688	35,411	(149,189)	1,114,648
Total shareholder’s equity	88,527	109,158	69,902	(179,060)	88,527

Total liabilities and shareholder’s equity	$226,265	$1,199,846	$105,313	$(328,249)	$1,203,175

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

November 13, 2009

Consolidated Statement of Operations

For the Year Ended December 28, 2008

(In thousands)

	Solo Delaware	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$1,735,079	$203,297	$(91,342)	$1,847,034
Cost of goods sold	—	1,507,991	182,577	(91,298)	1,599,270

Gross profit	—	227,088	20,720	(44)	247,764
Selling, general and administrative expenses	17	148,740	10,850	(1)	159,606
Loss on asset disposals	—	22,513	47	—	22,560

Operating (loss) income	(17)	55,835	9,823	(43)	65,598
Interest (income) expense, net	(13,702)	75,319	7	—	61,624
Foreign currency exchange loss (gain), net	—	15,910	(1,803)	—	14,107

Equity in loss (earnings) of subsidiaries	25,582	(8,196)	—	(17,386)	—

(Loss) income from continuing operations before income taxes	(11,897)	(27,198)	11,619	17,343	(10,133)
Income tax provision (benefit)	154	(1,467)	3,380	—	2,067

(Loss) income from continuing operations	(12,051)	(25,731)	8,239	17,343	(12,200)
Loss from discontinued operations, net of income tax provision of $0	—	(628)	—	—	(628)
Gain on sale of discontinued operations, net of income tax provision of $0	—	777	—	—	777

Net (loss) income	$(12,051)	$(25,582)	$8,239	$17,343	$(12,051)

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

November 13, 2009

Consolidated Statement of Operations

For the Year Ended December 30, 2007

(In thousands)

	Solo Delaware	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$1,985,292	$214,171	$(89,361)	$2,110,102
Cost of goods sold	—	1,760,528	188,428	(89,273)	1,859,683

Gross profit	—	224,764	25,743	(88)	250,419
Selling, general and administrative expenses	(451)	192,928	11,255	(89)	203,643
Gain on asset disposals	—	(7,234)	(1,273)	—	(8,507)

Operating income	451	39,070	15,761	1	55,283
Interest expense, net	4,194	80,458	404	—	85,056
Foreign currency exchange gain, net	—	(2,158)	(1,932)	—	(4,090)
Equity in earnings of subsidiaries	(75,981)	(9,295)	—	85,276	—
Other income, net	—	(184)	—	—	(184)

Income (loss) from continuing operations before income taxes	72,238	(29,751)	17,289	(85,275)	(25,499)
Income tax provision (benefit)	1,157	(25,362)	4,744	—	(19,461)

Income (loss) from continuing operations	71,081	(4,389)	12,545	(85,275)	(6,038)
Income (loss) from discontinued operations, net of income tax provision of $3,043	—	3,107	(3,251)	—	(144)
Gain on sale of discontinued operations, net of income tax provision of $17,671	—	77,263	—	—	77,263

Net income	$71,081	$75,981	$9,294	$(85,275)	$71,081

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

November 13, 2009

Consolidated Statement of Operations

For the Year Ended December 31, 2006

(In thousands)

	Solo Delaware	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net sales	$—	$2,009,742	$191,146	$(76,928)	$2,123,960
Cost of goods sold	—	1,830,986	167,131	(76,806)	1,921,311

Gross profit	—	178,756	24,015	(122)	202,649
Selling, general and administrative expenses	903	204,951	10,688	(122)	216,420
Impairment of goodwill	18,988	209,431	118	—	228,537
Loss on asset disposals	—	4,363	68	—	4,431

Operating (loss) income	(19,891)	(239,989)	13,141	—	(246,739)
Interest (income) expense, net	(279)	74,622	949	—	75,292
Foreign currency exchange gain, net	—	(6,353)	(510)	—	(6,863)
Equity in loss (earnings) of subsidiaries	359,394	(3,951)	—	(355,443)	—
Other expense (income), net	—	62	(7)	—	55

(Loss) income from continuing operations before income taxes	(379,006)	(304,369)	12,709	355,443	(315,223)
Income tax (benefit) provision	(4,638)	56,277	4,645	—	56,284

(Loss) income from continuing operations	(374,368)	(360,646)	8,064	355,443	(371,507)
Income (loss) from discontinued operations, net of income tax provision of $235	—	1,252	(4,113)	—	(2,861)

Net (loss) income	$(374,368)	$(359,394)	$3,951	$355,443	$(374,368)

If you have any further comments or questions, please call me at 847-579-3201.

Very truly yours,

SOLO CUP COMPANY

By:	/s/ Robert D. Koney, Jr.
Robert D. Koney, Jr.
Executive Vice President and Chief Financial Officer

cc:	Tricia Armelin, Securities and Exchange Commission
Jeanne Baker, Securities and Exchange Commission